CONTACTS FOR CHIREX:                               CONTACT FOR GLAXO
                                                   WELLCOME MEDIA ENQUIRIES:
IN THE U.S.                                        Martin Sutton
Michael A. Griffith                                Manager
Chief Financial Officer                            Corporate Communications
ChiRex Inc.                                        London
(617) 431-2200                                     011-44-171-493-4060

Marcia A. Kean
Executive Vice President
Feinstein Kean Partners Inc.
(617) 577-8110

IN THE U.K.
Alan R. Clark
Chairman and CEO
ChiRex Inc.
011-44-191-250-0471

FOR IMMEDIATE RELEASE

              CHIREX TO BUY GLAXO WELLCOME PHARMACEUTICAL FACILITY
                               AT ANNAN, SCOTLAND

-- PURCHASE INCLUDES FIVE YEAR CONTRACT VALUED AT UP TO $450 MILLION OVER FIVE
     YEARS TO SUPPLY KEY INTERMEDIATES AND ACTIVE INGREDIENTS --

Wellesley, Massachusetts and Dudley, Northumberland, England, July 7, 1997 -- ChiRex Inc. (Nasdaq: CHRX), a leading pharmaceutical Contract Manufacturing Organization, and Glaxo Wellcome plc announced today that they have signed a letter of intent for ChiRex to acquire Glaxo Wellcome's cGMP pharmaceutical production facility at Annan, Scotland. As part of the proposed agreement, Glaxo Wellcome will award ChiRex a five year contract of up to $450 million (pound sterling 270 million), of which $250 million (pound sterling 150 million) is guaranteed, to supply certain pharmaceutical intermediates and active ingredients.

"Glaxo Wellcome has more than 15 years of positive experience with the ChiRex team, and we have found them to be both reliable and dedicated to the highest quality of product manufacturing," said David Pulman, Ph.D., Director of International Actives Supply, Glaxo Wellcome. "We view this five year supply agreement as the continuation of a long-term relationship with an organization that has an exciting combination of manufacturing expertise and innovative technologies," Dr. Pulman added.

"This agreement is of major strategic importance to ChiRex," said Alan R. Clark, Chairman and CEO of ChiRex. "It significantly expands our production capacity, and ensures a major revenue stream into the next decade. Moreover, it positions us to produce ingredients for some of the most significant compounds in the healthcare industry, and to accelerate the commercialization of several of our proprietary chiral building blocks that are rapidly emerging from the ChiRex development pipeline.
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                          ChiRex Purchases Glaxo Wellcome Manufacturing Facility
                                                                          Page 2

We are extremely pleased to enhance our long-standing relationship with Glaxo Wellcome."

The proposed agreement calls for ChiRex to purchase all of the buildings, land and equipment at the 154-acre Annan, Scotland property, encompassing three main production buildings, for pound sterling 40 million (approximately $66 million), plus certain working capital. Under the agreement, ChiRex will continue to manufacture products currently made at Annan and plans to invest pound sterling 30 million (approximately $48 million) over five years to accommodate newly contracted products and to modify the facility for general purpose manufacturing. ChiRex intends to use senior bank debt as a source of capital for the facility purchase and modification. The sale is expected to close later this year, and ChiRex anticipates retaining a substantial majority of the 170 individuals currently employed at the facility.

ChiRex is a Contract Manufacturing Organization serving the outsourcing needs of the pharmaceutical industry through its extensive pharmaceutical fine chemical manufacturing and process development capabilities and proprietary technologies. For fiscal year 1996 ended December 31, 1996, the Company reported total revenues of $89.8 million, of which $50.1 million represented core revenues. The Company supports and supplements the in-house development and manufacturing capabilities of its pharmaceutical and biotechnology customers with a broad range of fully-integrated services, accelerating the time from drug discovery to commercialization. ChiRex currently produces 54 products, of which 29 are core products, in its world-class, cGMP manufacturing facilities located in Dudley, Northumberland, England. ChiRex holds 54 patents and patent applications in the field of chiral chemistry.

Glaxo Wellcome is a research-based company committed to fighting disease by bringing innovative medicines and services to patients throughout the world and to the healthcare providers who serve them.

This press release contains forward-looking statements regarding the transaction, which is subject to completion of definitive documentation and other prerequisites for the debt financing arrangements, the receipt of required regulatory and other consents and licenses, the definitive agreement between the parties, and other customary conditions. This release also contains forward-looking statements regarding the future operation of the facility, assuming the transaction is completed. These statements involve risks and uncertainties including, but not limited to, successful transfer of the facility, the cost and timing of capital improvements, the ability to operate the facility efficiently, product development and manufacturing risks, changes in demand for Glaxo Wellcome's products and for ChiRex's products due to competition or other changes in the market, developments regarding licensing and intellectual property rights, changes in environmental and other regulations, and other risks identified in ChiRex's Securities and Exchange Commission filings. Actual results may differ materially from expected results. ChiRex undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof.

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